                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                           Encore Capital Group, Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                    292554102
                                  ------------
                                 (CUSIP Number)

                               John M. Allen, Esq.
                            Debevoise & Plimpton LLP
                                919 Third Avenue
                               New York, NY 10022
             ------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 20, 2005
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 292554102                   13D

(1)    NAME OF REPORTING PERSON                               Consolidated Press International Holdings Limited
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

---------------------------------------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A             (a)____________________________________________
       GROUP                                                  (b)____________________________________________

---------------------------------------------------------------------------------------------------------------
(3)    SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS                                                                            OO

---------------------------------------------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                           [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

---------------------------------------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION                                           Commonwealth of the
                                                                                      Bahamas
---------------------------------------------------------------------------------------------------------------
Number of Shares     (7)  SOLE VOTING POWER                                                3,720,705
Beneficially Owned   ------------------------------------------------------------------------------------------
by Each Reporting    (8)  SHARED VOTING POWER                                              _________
Person With          ------------------------------------------------------------------------------------------
                     (9)  SOLE DISPOSITIVE POWER                                           3,720,705
                     ------------------------------------------------------------------------------------------
                     (10) SHARED DISPOSITIVE POWER                                         _________

---------------------------------------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                                         3,720,705
       REPORTING PERSON

---------------------------------------------------------------------------------------------------------------
(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN                                                      [ ]
       ROW (11) EXCLUDES CERTAIN SHARES

---------------------------------------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN                                                16.8%
       ROW (11)

---------------------------------------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON                                                               HC, CO

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CUSIP No. 292554102                   13D

(1)    NAME OF REPORTING PERSON                               C.P. International Investments Limited
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

---------------------------------------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A             (a)____________________________________________
       GROUP                                                  (b)____________________________________________

---------------------------------------------------------------------------------------------------------------
(3)    SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS                                                                            OO

---------------------------------------------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                           [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

---------------------------------------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION                                           Commonwealth of the
                                                                                      Bahamas
---------------------------------------------------------------------------------------------------------------
Number of Shares     (7)  SOLE VOTING POWER                                                3,720,705
Beneficially Owned   ------------------------------------------------------------------------------------------
by Each Reporting    (8)  SHARED VOTING POWER                                              _________
Person With          ------------------------------------------------------------------------------------------
                     (9)  SOLE DISPOSITIVE POWER                                           3,720,705
                     ------------------------------------------------------------------------------------------
                     (10) SHARED DISPOSITIVE POWER                                         _________

---------------------------------------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                                         3,720,705
       REPORTING PERSON

---------------------------------------------------------------------------------------------------------------
(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN                                                      [ ]
       ROW (11) EXCLUDES CERTAIN SHARES

---------------------------------------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN                                                16.8%
       ROW (11)

---------------------------------------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON                                                                   CO

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                         AMENDMENT NO. 9 TO SCHEDULE 13D

            This Amendment No.9 to Schedule 13D is filed by Consolidated Press International Holdings Limited ("CPIHL") and C.P. International Investments Limited ("CPII," and together with CPIHL, the "Reporting Persons") to further supplement and amend the Schedule 13D originally filed by the Reporting Persons on February 22, 2000, as supplemented and amended by Amendment No. 1, dated March 22, 2001, Amendment No. 2, dated August 28, 2001, Amendment No. 3, dated March 4, 2002, Amendment No. 4, dated April 18, 2002, Amendment No. 5, dated August 26, 2003, Amendment No. 6, dated August 29, 2003, Amendment No. 7, dated September 26, 2003 and Amendment No. 8, dated October 21, 2003 (the "Schedule 13D"). Items 4, 5, 6, and 7 are hereby supplemented. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.

Item 4.     Purpose of Transaction.

            Item 4 is supplemented as follows:

            On January 20, 2005, the Company and the Reporting Persons entered into an Underwriting Agreement with the underwriter party thereto, pursuant to which the Reporting Persons will sell 1,200,000 shares of Common Stock to the underwriter for $19.65 a share.

Item 5.     Interest in Securities of the Issuer.

            (a) Following the sale of Common Stock described in Item 4, the Reporting Persons will own 3,720,705 shares of Common Stock, or approximately 16.8% of the Company's outstanding shares of Common Stock (computed on the basis of 22,118,604 shares of Common Stock outstanding as of November 30, 2004 as reported in the Company's Form S-3 registration statement dated December 13,
2004).

            (b) CPII has sole voting and dispositive power with respect to the 3,720,705 shares of Common Stock. CPIHL may be deemed to have beneficial ownership by virtue of its ownership of 100% of the capital stock of CPII.

            (c) See Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Item 6 is supplemented as follows:

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            See Item 4 for a description of the Underwriting Agreement, dated
January 20, 2005.

Item 7.     Materials to Be Filed as Exhibits.

            Item 7 is supplemented by adding the following:

Exhibit 14  Underwriting Agreement, dated January 20, 2005.

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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: January 20, 2005

                               Consolidated Press International Holdings Limited

                               By    /s/ Michael Karagiannis
                                 ---------------------------------------
                                  Name:  Michael Karagiannis
                                  Title: Director

                               C.P. International Investments Limited

                               By    /s/ David John Barnett
                                 ---------------------------------------
                                  Name:  David John Barnett
                                  Title: Director